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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

         Under the Securities Exchange Act of 1934
(Amendment No. 8)*

CATHAY BANCORP, INC.

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
149150104
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

/X/    Rule 13d-1(b)
/ /    Rule 13d-1(c)
/ /    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 pages

CUSIP No. 149150104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cathay Bank Employee Stock Ownership Plan 95-4027778

2.	Check the Appropriate Box if a member of a Group (See Instructions)
(a) / /
(b) / /

3.	SEC Use Only

4.	Citizenship or Place of Organization Los Angeles, California

Number of	5.	Sole Voting Power
Shares
Beneficially	6.	Shared Voting Power 522,244.27 shares Participants have the right to vote the shares allocated to their accounts; unvoted or unallocated shares will be voted by the trustees.
Owned by Each
Reporting	7.	Sole Dispositive Power
Person With
	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 522,244.27 shares

10.	Check box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
/ /

11.	Percent of Class Represented by Amount in Row (9) 5.73%

12.	Type of Reporting Person (See Instructions)
EP

Page 2 of 4 pages

Item 1.

  (a)
  Name of Issuer:

      Cathay Bancorp, Inc., a Delaware corporation ("Issuer")

  (b)
  Address of Issuer's Principal Executive Offices:

      777 North Broadway
      Los Angeles, California 90012

Item 2.

  (a)
  Name of Person Filing:

      Cathay Bank Employee Stock Ownership Plan

  (b)
  Address of Principal Business Office or, if none, Residence:

      777 North Broadway, Los Angeles, CA 90012

  (c)
  Citizenship:

      Los Angeles, California

  (d)
  Title of Class of Securities:

      Common Stock, $.01 par value, of Issuer (the "Common Stock"), registered under Section 12 of the Securities Exchange Act of 1934, as amended.

  (e)
  CUSIP Number:

      149 150 104

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is:

      Employee Benefit Plan, which is subject to the provision of the Employee Retirement Security Act of 1974.

Item 4. Ownership:

  (a)
  Amount beneficially Owned:    522,244.27

  (b)
  Percent of Class:    5.73%

  (c)
  Number of shares as to which such person has shared power to vote or to direct the vote:    522,244.27

Item 5. Ownership of Five Per Cent or Less of a Class:

        Not applicable.

Item 6. Ownership of More than Five Per Cent on Behalf of Another Person:

        The holdings reported herein are for the benefit of participants in the Cathay Bank Employee Ownership Plan.

Page 3 of 4 pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being reported on by the Parent Holding Company:

        Not applicable.

Item 8. Identification and Classification of Members of the Group:

        Not applicable.

Item 9. Notice of Dissolution of a Group:

        Not applicable.

Item 10. Certification.

        By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated February 8, 2002	Cathay Bank Employee Stock Ownership Plan
	By:	/s/ DUNSON CHENG Dunson Cheng, Trustee
	By:	/s/ ANTHONY M. TANG Anthony M. Tang, Trustee

Page 4 of 4 pages

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SCHEDULE 13G
Item 1.
Item 2.
Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is
Item 4. Ownership
Item 5. Ownership of Five Per Cent or Less of a Class
Item 6. Ownership of More than Five Per Cent on Behalf of Another Person
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security being reported on by the Parent Holding Company
Item 8. Identification and Classification of Members of the Group
Item 9. Notice of Dissolution of a Group
Item 10. Certification.
SIGNATURE